Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM RESERVE EXPERTS

We hereby consent to the references to our firm in the form and context in which they appear, and the inclusion of (i) our report dated January 11, 2024, with respect to the estimates of reserves and future net revenues of the Prairie Operating Co. (the “Company”), as of February 1, 2024 and (ii) our report dated November 6, 2023, with respect to the estimates of reserves and future net revenues of Nickel Road Operating LLC, as of December 31, 2022, in this Amendment No. 1 to the Current Report on Form 8-K/A of the Company, and to the incorporation by reference of such reports in the Registration Statement (No. 333-272743) on Form S-1 of the Company, filed with the U.S. Securities and Exchange Commission.

/s/ Cawley, Gillespie & Associates, Inc.

Fort Worth, Texas

February 9, 2024